

Cecil Kost · 3rd

Executive Partner, Health Enterprise Partners

Dallas, Texas, United States · 500+ connections · **Contact info**

 **Health Enterprise Pa
L.P**

Experience

 **Executive Partner**

Health Enterprise Partners, L.P

Aug 2019 – Present · 1 yr 4 mos

Dallas, Texas

Chairman & CEO

InDemand Interpreting, Inc.

2015 – May 2019 · 4 yrs

Led substantive growth and improved operational/financial performance of this leading private equity-backed provider of technology-enabled medical interpreting services resulting in the successful divestiture of the company in May 2019.

Operating Partner

Ampersand Capital Partners

Jun 2013 – Feb 2019 · 5 yrs 9 mos

Boston, MA

Collaborating with the investment team of this healthcare-focused, middle market private equity firm to identify and evaluate new platform opportunities as well as assist on the existing portfolio.



President and CEO

Precision Dynamics Corporation

Nov 2010 – Jan 2013 · 2 yrs 3 mos

Valenica, CA

Led the strategic development of this private equi
and patron identification solutions; transitioned fr
the company in an all cash transaction valued at $
mutiple of TTM EBITDA and return on invested ca

President and CEO

MedManage Systems, Inc.

Apr 2002 – Aug 2009 · 7 yrs 5 mos

Reinvented the pharmaceutical drug sample supp
development and commercialization of the industr
personalized for targeted physicians by sponsorin
Successfully led the sale of the company to privat

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Education



Tulane University

Bachelor of Science (B.S.)

Skills & endorsements

Strategy · 70

 Endorsed by **John Park and 5 others who are highly skilled at this**

 Endorsed by **11 of Cecil's colleagues at P Brady Business**

Medical Devices · 49

 Endorsed by **Wayne Brinster and 6 others who are highly skilled at this**

 Endorsed by **5 of Cecil's colleagues at Pl Brady Business**

Pharmaceutical Industry · 37

Gregg Brandyberry and 36 connections have given endorser

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